ISSUER FREE WRITING PROSPECTUS

Dated February 25, 2013

Filed Pursuant to Rule 433

Registration No. 333-161449

Registration No. 333-181777

KBS LEGACY PARTNERS APARTMENT REIT, INC.

AMENDED FREE WRITING PROSPECTUS

KBS Legacy Partners Apartment REIT, Inc. (the “Company”) filed a registration statement (including a prospectus) for the offering to which this communication relates. Before you invest, you should read the prospectus contained in the registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The Company’s most recent prospectus is available at https://www.kbs-cmg.com/ReadFItemContent.aspx?imgname=Attachment-1218.pdf&mime=application/pdf. The Company has also filed a registration statement (including a preliminary prospectus) for a follow-on offering that has not yet been declared effective by the SEC. This registration statement is available at www.sec.gov/Archives/edgar/data/1469822/000119312512424698/d424513ds11a.htm.

Alternatively, the Company or KBS Capital Markets Group LLC, the dealer manager participating in the offering, or any other dealer participating in the offering will arrange to send you the prospectus and supplements thereto if you request them by calling toll-free (866) 527-4264.

On February 13, 2013, Keith D. Hall, one of the Company’s sponsors, appeared in a television segment on Fox Business entitled “Non-Traded REIT Investing 101.” The transcript of the television segment is attached as Annex A. On February 20, 2013, the Company filed a free writing prospectus with the SEC regarding this television segment. This amended free writing prospectus is being filed to provide additional corrections and clarifications as set forth below.

Fox Business is not affiliated with the Company, and no payment was made nor was any consideration given to Fox Business by or on behalf of the Company in connection with the interview. Statements in the interview that are not attributed directly to Mr. Hall represent the interviewer’s opinions and are not endorsed or adopted by the Company.

Corrections and Clarifications

The Company believes that the following information is appropriate to correct or clarify information in the interview:

1.	Mr. Hall indicated that non-traded REIT investors typically employ a buy-and-hold strategy of five to seven years given the illiquid nature of the investment. Although it is true that many non-traded REITs sponsors generally seek to offer investors a liquidity event within that time period, there have been non-traded REITs that have not done so, including KBS Real Estate Investment Trust, Inc. Moreover, many non-traded REITs have not been in existence long enough to determine whether investors will typically realize a liquidity event within five to seven years. We do not know what the typical hold period is or will be for non-traded REIT investors. Investors in the Company should be prepared to hold their shares beyond a five to seven-year timeframe.

2.	Mr. Hall stated that the “average filing is typically $2 billion.” This statement refers to the average dollar amount that a KBS-sponsored non-traded REIT seeks to raise in a public offering. To date, KBS-sponsored REITs have filed seven registration statements, seeking to raise on average $1.9 billion. Of the three KBS-sponsored programs that have completed their offering stage, their average total gross offering proceeds was $1.4 billion.

3.	Mr. Hall added that, with leverage, KBS-sponsored non-traded REITs average from $3 billion to $4 billion in size. Of the two KBS-sponsored non-traded REITs that have completed their primary public offerings and have fully invested the proceeds, after leverage, the average cost of their portfolio has totaled $3.1 billion. Based on recent fund-raising data, we expect that this average will decrease when the three KBS-sponsored programs that are still raising and/or investing offering proceeds (including the Company) complete their offering and acquisition stages.

4.	Mr. Hall stated that qualified accounts are a “perfect” vehicle through which to invest in non-traded REITs. Please be aware that there are risks of investing through a qualified account, such as an IRA or a 401k. Such accounts may have a required minimum distribution when an investor reaches a certain age. At that time, if a qualified account is forced to sell an illiquid investment in order to satisfy a minimum distribution requirement, the account may be unable to do so or may have to sell the investment at a steep discount.

5.	Mr. Hall stated that 40% of the capital raised in a non-traded REIT offering is raised in the last three to four months of the offering period. Although that statement may be true for some non-traded REIT offerings, we cannot assure you that on average non-traded REITs raise that much money in the last three to four months of their offerings, nor should you expect the Company to raise that much in offering proceeds in the last three to four months of its offering. The three KBS-sponsored non-traded REITs that have completed their initial public offerings (KBS Real Estate Investment Trust, Inc., KBS Real Estate Investment Trust II, Inc., and KBS Strategic Opportunity REIT, Inc.) raised approximately 42%, 23%, and 39%, respectively, of their total initial public offering proceeds in the last four months of their respective offerings.

6.	The reference to non-traded REITs as being suitable for “anybody that’s looking for real estate exposure” is inaccurate. As Mr. Hall stated, investors in non-traded REITs employ a buy-and-hold strategy due to the illiquid nature of the investment. Therefore, investments in the Company’s shares are suitable only as a long-term investment for persons of adequate financial means and who have no need for liquidity in their investment. Additionally, any investor seeking to purchase shares of the Company’s common stock must meet the general and state-specific suitability standards set forth in the Company’s prospectus.

7.	With respect to Mr. Hall’s reference to a redemption schedule beginning around “call it 93 and 1/2 cents” and eventually getting “up to par,” the Company’s share redemption program provides that the price paid to acquire shares from a stockholder who has held his or her shares for at least one year is 92.5% of the price paid to acquire the shares from the Company. This amount increases by 2.5% of the purchase price annually until reaching 100% of the purchase price (or “par”) after a four-year hold. Once the Company establishes an estimated value per share of its common stock for a purpose other than to set the price to acquire a share in one of its public offerings, the redemption price per share for all stockholders will be equal to the estimated value per share. The Company’s share redemption program contains numerous restrictions on a stockholder’s ability to sell his or her shares to the Company. During each calendar year, redemptions are limited to the amount of net proceeds from the sale of shares under the Company’s dividend reinvestment plan during the prior calendar year. Further, during any calendar year, the Company may redeem no more than 5% of the weighted-average number of shares outstanding during the prior calendar year. The Company may also amend, suspend or terminate the program for any reason upon 30 days’ notice. A number of non-traded REITs, including two sponsored by KBS, have suspended, terminated or restricted their share redemption programs after the conclusion of their primary public offerings.

8.

The Company cautions that undue emphasis should not be placed on the statement that there is “no volatility in the stock” of non-traded REITs. Although the price of the Company’s shares of common stock is a fixed price that is not subject to broader market volatility, the value of non-traded REIT shares may be volatile. For example, KBS Real Estate Investment Trust, Inc., which sold shares from 2006 to 2008 for $10.00 per share in its initial public offering, announced that its board of directors approved an estimated value per share of $5.18 as of December 18, 2012. It is also important to note that the offering price of the Company’s shares in its initial public offering was established on an arbitrary basis. This price may not be indicative of the price at which the Company’s shares would trade if they were actively traded, and this price bears no relationship to the book or net value of the Company’s assets or to its expected operating income. Without daily trading activity, investors may not be aware of daily changes in the value of their shares; nevertheless, such changes in value may occur due to factors affecting the Company or the real estate market more broadly. Even after the Company values its shares, the valuation will be based on numerous assumptions and estimates that may not be accurate or complete.

9.	Mr. Hall stated that “with fundraising your dividend is typically higher than what you can get in the public markets.” This statement was meant to explain that non-traded REITs often pay a higher dividend rate than listed REITs because offering proceeds, or borrowings that are more likely during a non-traded REIT’s offering stage, are used to supplement cash flow from operations in order to increase distributions. We caution that distributions from sources other than cash flow from operations may be unsustainable and may cause the value of a share to decline. Investors who purchase their shares after distributions have been paid from such sources will experience dilution without enjoying the benefit of the prior distributions. The Company has funded distributions with a combination of its cash flow from operations and borrowings. To the extent that the Company pays distributions from sources other than its cash flow from operations, the Company will have less funds available for investment and the overall return to the Company’s stockholders may be reduced. For the nine months ended September 30, 2012, the Company paid aggregate distributions of $3.47 million, including $2.0 million of distributions paid in cash and $1.47 million of distributions reinvested through its dividend reinvestment plan. The Company funded the total distributions paid during this period, which includes cash distributions and distributions reinvested by stockholders, with $1.73 million of cash flows from operations (50%) and $1.74 million of debt financing (50%). For the year ended December 31, 2011, the Company paid aggregate distributions of $0.9 million, including $0.5 million of distributions paid in cash and $0.4 million of distributions reinvested through its dividend reinvestment plan. The Company funded the total distributions paid during this period, which includes cash distributions and distributions reinvested by stockholders, with debt financing.

10.	The Company cautions that undue emphasis should not be placed on the statement that “non-traded REITs are great for people looking for income.” Distributions are not guaranteed. To the extent they are paid from offering proceeds or borrowings, they may be unsustainable and may erode the value of a share. As noted above, non-traded REITs are not appropriate for investors who need liquidity.

11.	The Company cautions that undue emphasis should not be placed on the statement that “typical fundraising prices or fees . . . are commensurate with the rest of the market” as it pertains to the fees the Company pays in connection with the sale of its shares of common stock. The Company typically pays a selling commission of 6.5% and a dealer manager fee of 3.0% on shares of common stock sold in the Company’s initial public offering. If a share is purchased for $10.00 in the Company’s initial public offering, the Company receives only $9.05 of that $10.00 purchase price after selling commissions and dealer manager fees have been paid.

12.	Mr. Hall’s response to the question “What kind of fees do people have to pay?” related solely to fees in connection with fundraising. In addition to fundraising fees, investors also indirectly bear other fees, such as acquisition, development and financing fees, asset management fees and back-end incentive fees. For a full description of the fees and expenses incurred in connection with the offering as well as in connection with the management of the Company, see “Management Compensation” in the Company’s prospectus.

13.	With respect to the comparison of underwriting compensation paid by buyers of non-traded REIT shares through independent broker-dealers with the fees paid when investors buy IPO shares through a wirehouse (meaning a large broker-dealer with employees making up its sales force), you should disregard the statement that such fees are “no[t] different.” The upfront loads payable in non-traded REIT offerings are generally higher than those paid by listed issuers in a firm commitment IPO sold through wirehouses.

14.	The Company cautions that undue emphasis should not be placed on the following statements in the article: “[Real estate is] the cheapest asset class in the market today. Look at cash. Look at bonds. Look at stocks. Look at high yield bonds. Cap rates starting for real estate are even wider than the high yield bond market, which is the first time in history. It the cheapest asset class.” Although these statements reflect Mr. Hall’s views, the Company makes no representation regarding the cap rates of other asset classes. Moreover, higher cap rates may be reflective of higher risk, making comparisons of cap rates an incomplete basis for assessing investment options.

15.	Mr. Hall stated that “real estate is not correlated to the rest of your portfolio.” Please note that buying a share of the Company is not the same as buying real estate. Unlike a direct investment in real estate, an investment in the Company’s shares exposes investors to the risks of owning securities in other issuers, such as the risk of high general and administrative expenses. Moreover, factors that may cause traded equities to decline in value may also cause a fall in the value of a share of a non-traded REIT.

Annex A

Speaker 1:	Time for a lesson in real estate investing. Everybody talks about how the housing market is coming back, but particularly the commercial real estate business. There has been so much volatility since the crash back in 2008, but real estate investment trusts or REITs have trounced the performance of the broader market.

[On screen: FOX TRANSLATOR >REAL ESTATE INVESTMENT TRUST – A COMPANY THAT USES POOLED MONEY FROM INVESTORS TO INVEST IN REAL ESTATE]

But what if you worry about unpredictability in the market and you’re not looking to buy a gigantic property on your own.

[On screen: REIT INVESTING LESSON]

There’s something called a non-traded REIT that might be for you, but you’ve got to be willing to have a little faith. Keith Hall says, “No you don’t,” because he’s in it. KBS Capital Advisors co-founder and managing partner joining me now for a session in what we call Countdown College and this time on non-traded REITs. These are not publicly traded. What are they Keith?

[On screen: Keith Hall KBS CAPITAL ADVISORS CO-FOUNDER]

Mr. Hall:	They are private REITs that are public but not listed. As opposed to a listed REIT where you can buy it on the exchange, and buy and sell every day, you know, in the non-traded space, you invest, you’re in for a more buy-and-hold strategy — typically five to seven years.

[On screen: FOX TRANSLATOR > NON-TRADED REIT – A REAL ESTATE SECURITY THAT IS NOT LISTED ON A NATIONAL EXCHANGE BUT IS BOUGHT AND SOLD THROUGH FINANCIAL ADVISERS WHO CHARGE A FEE]

Speaker 1:	Okay. Now, you’ve got one. How much is in it? What is in it? Try and explain to people what would be inside this if they were to invest in it.

Mr. Hall:	Well we have multiple REITs. The average filing is typically $2 billion. You leverage at 50%, so they range anywhere from $3 to $3-1/2, $4 billion in size.

Speaker 1:	How do people invest in it?

[On screen: HALL: NON-TRADED REITS ARE GREAT FOR PEOPLE LOOKING FOR INCOME]

Mr. Hall:	They buy shares through their local advisors.

[On screen graphic: Non-Traded REIT Investing 101
CURRENT KBS CAPITAL MARKETS
INVESTMENT PRODUCTS
>KBS REIT III
>KBS Legacy Partners Apartment REIT

KBS CAPITAL MARKETS GROUP
HALL: NON-TRADED REITS ARE GREAT FOR PEOPLE LOOKING FOR INCOME
You’re watching...Non-Traded REIT Investing 101

KBS Capital Advisors co-founder Keith Hall on how investors can profit in REITs that are public, but not listed.]

They can pick whatever. They can put in their retirement accounts, their IRA’s, their 401k’s because they’re more long-term investments. Qualified accounts are perfect for it, which is why advisors are going in that direction.

[On screen: HALL: NON-TRADED REITS ARE GREAT FOR PEOPLE LOOKING FOR INCOME]

Speaker 1:	Now in some cases you’ve got to put it in from a start date of what two years? And then you don’t know at that point what kind of assets are going to be in it. That’s up to you guys to fill it, correct? So again here is when the faith comes in. When is the maturation date?

[On screen: FINRA ISSUES WARNING FOR INVESTORS TO CAREFULLY RESEARCH NON-TRADED REITS]

Mr. Hall:	Well faith is interesting because if you look at the two-year fundraising period, cash flows come in slowly at the beginning…

Speaker 1:	Yeah.

Mr. Hall:	…they start to pick up momentum as there’s a portfolio that’s built, and then as you announce the close, 40% of the capital comes in the last three to four months. So you say, you know, faith but a lot of people like to wait at the end to look back and see what the portfolio has in it.

[On screen: KEITH HALL KBS CAPITAL ADVISORS
>Willowbrook Capital Group Co-Founder
>Fmr. CS First Boston Managing Dir.
>Fmr. Nomura Securities Dir.
KBS REIT III ACQUIRES RBC PLAZA IN MINNEAPOLIS FOR $118M]

Speaker 1:	Okay. Now types of properties you talked about. They could be anything from office buildings to what?

Mr. Hall:	There is a REIT out there — there’s probably forty to fifty different non-traded REITs that you can pick from. So it depends on what you’re looking for. There’s office REITs like KBS. There is healthcare REITs.

[On screen: HALL: LOOK TO BUY PROPERTIES IN AREAS WITH A LOT OF JOB GROWTH]

Speaker 1:	Is there a minimum amount that people have to put in?

[On screen graphic:
SAMPLING OF NON-TRADED REITS
KBS REAL ESTATE INVESTMENT TRUST III
KBS LEGACY PARTNERS APARTMENT REIT
INDEPENDENCE REALTY TRUST
GLOBAL GROWTH TRUST
AR [sic]
HALL: LOOK TO BUY PROPERTIES IN AREAS WITH A LOT OF JOB GROWTH]

Mr. Hall:	The minimum is $4000 typically.

Speaker 1:	Okay.

Mr. Hall:	So it’s really suitable for anybody that’s looking for real estate exposure.

Speaker 1:	There, there is a penalty if you take your money out before, sometimes it’s as long as seven years, correct?

[On screen: HALL: LOOK TO BUY PROPERTIES IN AREAS WITH A LOT OF JOB GROWTH]

Mr. Hall:	There is a redemption schedule. It starts and gradually inches up as you, as each year passes starting at, call it 93-1/2 cents to 95. Then as you get into it, it gets up to par.

[On screen: HALL: NON-TRADED REITS ARE GREAT FOR PEOPLE LOOKING FOR INCOME]

Speaker 1:	I know that you cannot guarantee returns, but why are these so attractive lately to some savvy investors. What are the returns like?

Mr. Hall:	Well on a new REIT as you come out of your launching, and again, you have to answer the question, vintage, did you buy vintage?

Speaker 1:	Okay.

Mr. Hall:	REITs that were, that hit the market in 2007 and 8 have suffered. REITs today given that we’re in the trough of the market, and I like to say I think real estate’s the cheapest asset on the market today, pay a dividend because there is no volatility in the stock.

[On screen graphic: HOW DOES A NON-TRADED REIT TYPICALLY PAY AN INVESTOR?
>Periodic distributions of REIT Income Declared Monthly or Quarterly
>Increase in Share Price at Time of Liquidation or Increase in Value of Portfolio Assets Upon Sale
KBS CAPITAL MARKETS GROUP
KBS REIT III ACQUIRES RBC PLAZA IN MINNEAPOLIS FOR $118 M]

Speaker 1:	Right.

Mr. Hall:	Well with fundraising your dividend is typically higher than what you can get in the public markets.

Speaker 1:	So sometimes in a public REIT it’s a five or seven percent dividend. Are you saying it could be higher?

Mr. Hall:	They range depending on strategy, they could be lower, they could be higher.

Speaker 1:	What kind of fees do people have to pay?

Mr. Hall:	They pay $10 a share for the stock. There is typical fundraising prices or fees that are commensurate with the rest of the market. No different than what you might see if you went to a big wirehouse to go public.

[On screen: HALL: LOOK TO BUY PROPERTIES IN AREAS WITH A LOT OF JOB GROWTH]

Speaker 1:	And tell me if you were really sitting there with somebody that was a friend or maybe a family member and saying here is why you should put your money in this thing. What would you say? What is the number one selling point here?

[HALL: NON-TRADED REITS ARE GREAT FOR PEOPLE LOOKING FOR INCOME]

Mr. Hall:	It’s the cheapest asset class in the market today. Look at cash. Look at bonds. Look at stocks. Look at high yield bonds. Cap rates starting for real estate are even wider than the high yield bond market, which is the first time in history. It’s the cheapest asset class.

Speaker 1:	KBS Capital Markets recently acquired, what an office property in Minneapolis? Are there some real opportunities there? You were saying in the commercial break that you were going big in Vegas.

Mr. Hall:	Yes. We are looking at markets where we have been in the bottom – where we believe we have seen the bottom, or in markets where we are experiencing job growth. We typically have spent a lot of time in Texas, most recently where we have seen job growth whether it is through technology in Austin or through energy in Houston. Job growth is, you put people in buildings. So where do you got to go? You got to go where the people are being hired.

[On screen: HALL: TEXAS IS LOOKING GREAT FOR JOB GROWTH IN ENERGY AND TECH SECTORS]

Speaker 1:	It does seem like this is one of these, you’ve got to sit tight and wait and believe that this asset class is really something. I mean especially for a guy like you who is filling these REITs with assets.

[On screen graphic (MAP): TEXAS UNEMPLOYMENT RATE, DEC. 2012
STATEWIDE 6.1% AUSTIN 4.6% HOUSTON 6.1%
BLS, LOCAL AREA UNEMPLOYMENT STATISTICS
HALL: TEXAS IS LOOKING GREAT FOR JOB GROWTH IN ENERGY AND TECH SECTORS]

Mr. Hall:	Yeah it’s a non-liquid structure. You’ve got to believe in the old traditional buy-and-hold strategy of real estate and you know the reason why you want to get into real estate is it’s not correlated to the rest of your portfolio.

[On screen: HALL: TEXAS IS LOOKING GREAT FOR JOB GROWTH IN ENERGY AND TECH SECTORS]

Speaker 1:	How can they find your REITs?

[On screen: HALL: LOOK TO BUY PROPERTIES IN AREAS WITH A LOT OF JOB GROWTH]

Mr. Hall:	Go to your local investment advisor.

Speaker 1:	And just ask for them.

Mr. Hall:	And just ask.

Speaker 1:	Keith, nice to see you and thanks for being a professor on countdown college today.

Mr. Hall:	Thank you so much.

Speaker 1:	Thank you very much. Keith Hall, KBS Capital Advisors, co-founder and managing partner on non-traded REITs. We will put it up on the Facebook page.